SUB-ITEM 77(C)
                 MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

Pursuant to a written consent dated April 29, 2005 of the sole shareholder of Merk Hard Currency Fund, a series of Forum Funds, the Investment Advisory Agreement between the Trust and Merk Investments, LLC with respect to the fund and a Distribution (12b-1) Plan with respect to the Investor Share Class of the fund were approved.